

John Granville

Treasurer at A to Z Roofing

Denver, Colorado

 Message   • • •

A to Z Roofing

 **University of Denver - Daniels College of Business**

 **See contact info**

 324 connections

Experience

CFO
A to Z Roofing
Apr 2007 – Present • 11 yrs 3 mos

Education



University of Denver - Daniels College of Business
Bachelor's Degree, Management
1972 – 1977
Activities and Societies: TKE Soccer

Skills & Endorsements

Team Building · 15
Terry Dooley, Jr. and 14 connections have given endorsements for this skill

Project Management · 13
Mike Sutherland and 12 connections have given endorsements for this skill

Management · 13
Mike Sutherland and 12 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (1)**



Jeff Martin
President / Vice President /
General Manager /

Jeff was able to pick up the pieces of a partially installed system and not only get it to work well but he also advised and implemented several enhancements. He is able to create excellent IT environments that address your issues and

Technology Leader / Mentor
and Coach
April 2, 2013, John was a client
of Jeff's

accommodate several expertise levels. He has been a great asset
to our business.

Interests


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